

August 24, 2009

<u>Via U.S. Mail</u>

Joseph B. Armes, Chief Executive Officer
Hicks Acquisition Company I, Inc.
100 Crescent Court, Suite 1200
Dallas, Texas 75201

> **Re:** **Resolute Energy Corporation**
> **Registration Statement on Form S-4**
> **Filed August 6, 2009**
> **File Number 333-161076**

Dear Mr. Armes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. References throughout this letter to "you" or

"your" refer to Resolute Energy Corporation or Hicks Acquisition Company I, Inc., depending on the context.

2.   Please provide updated financial statements with your next amendment. Please refer to Rule 3-12 of Regulation S-X for guidance.

3.   Please provide updated consents with your next amendment.

Confidential Treatment

4.   On August 19, 2009, we received the request for confidential treatment you filed with the Office of the Secretary on August 6, 2009. Comments relating to that application, if any, will be issued under separate cover. All outstanding issues, including any related to the confidential treatment request, must be resolved prior to your requesting accelerated effectiveness of the Form S-4 registration statement.

Proposed Timing and Related Issues

5.   You filed the Form S-4 registration statement on August 6, 2009. We note that Hicks Acquisition Company I, Inc. will be required to dissolve and liquidate if no business combination occurs by September 28, 2009. See page 3. Provide us with a detailed, written explanation of the proposed and contemplated timetable that you believe will be necessary under these circumstances, including the date and time by which you believe the Form S-4 would need to be declared effective. In your response, also set forth the applicable requirements under state and federal law in terms of timing, and make clear how your proposed timing would comply with those requirements. Include in your discussion the various components, including such items as the filings that would need to be made with the Delaware Secretary of State and the normal processing time for such filings.

6.   In light of the expedited timetable you desire for our processing of your filing, please respond in necessary detail to each portion of each comment that we issue. You will facilitate our review by providing us with clearly and precisely marked versions of (1) the amended disclosure and (2) each exhibit or other document that changes in response to staff comment. Also, in your letter of response, please provide explicit references to the precise page(s) in the marked version of the amendment where the changes appear in response to each comment.

7.   You have not yet filed all the required exhibits. With your next amendment, file <u>all</u> remaining exhibits so that you will have an opportunity to respond to any comments that we might issue after having had the chance to see them. All outstanding issues must be resolved prior to your requesting accelerated effectiveness of the Form S-4 registration statement. In that regard, we suggest that you obtain and file signed

versions of the tax and legality opinions, rather than forms of opinion, since we will need to see signed, filed versions prior to closing out our review.

8.   As discussed in greater detail later in this letter, you will need to provide us with copies of all board books as soon as practicable. Also, if material financial projections were provided to the fairness advisor or to HACI, those might need to be disclosed in the registration statement. We will need the opportunity to review all such materials and may have additional comments.

9.   If you believe that another business combination -- other than the business combination with Resolute that is the subject of the Form S-4 -- remains a possibility given the September 28, 2009, deadline, provide new disclosure to explain in necessary detail how this could be. In the alternative, eliminate all references to these other possible transactions, including those that appear at pages 3 and 51.

10.   Provide updated disclosure, including second quarter results for Resolute and any developments regarding the assumed "unwinding" of the "legacy hedge position" to which you refer at page 30 of Exhibit 99.1 to the Form 8-K filed August 19, 2009. Discuss whether there has been a new contract to replace the contract with Western which expires on August 31, 2009, as discussed on page 34. And update the legal proceedings discussion at page 194 regarding the litigation with a Western affiliate.

Registration Statement Cover Page

11.   Disclose the name of the agent for service in the space indicated on the cover page.

Proxy Statement / Prospectus Cover Page

12.   Focus the cover page on the most salient information, as the following comments suggest.

13.   In the first paragraph of the final prospectus cover page used to sell the shares in your initial public offering, you state that "we will not complete a business combination with any entity engaged in the energy industry," a claim you repeat ten times in that document, including in the MD&A and Proposed Business sections, as well as in the notes to the financial statements. But you do not mention until page 4 of the Form S-4 that you are prohibited by your charter from completing such a business combination. Disclose prominently on the cover page that the registration statement you used to offer and sell your shares made clear throughout that your charter

prohibits the type of business combination that you now propose. In this regard, see our comments below regarding the Charter Amendment Proposal.

14.   Make clear on the cover page what options security holders might have, as well as the timing within which these decisions must be made. For example, you refer at page 7 to potential securities laws claims for rescission or damages. But you do not provide enough detail about these possibilities, nor do you explain in necessary detail the potential impact on these other options from seeking conversion. Highlight on the cover page the various options, and expand your related disclosure elsewhere in the document to provide necessary detail about each of these matters.

15.   In that regard, provide a comprehensive explanation of the legal impact in each case of abstaining, voting against a proposal, or voting in favor of a proposal.

16.   Disclose explicitly that the proposed business combination is the only business combination that will be presented to security holders prior to the imminent termination of HACI's corporate existence on September 28, 2009.

17.   Disclose the title and amount of securities being offered, as Item 501(b)(2) of Regulation S-K requires.

   Questions and Answers About the Proposals, page 1

18.   Revise or explain further your statement at page 4 that Resolute only "may be deemed" to be engaged in the energy business as its principal business.

   Summary, page 11

19.   Provide tabular disclosure to clarify the ownership structure assuming maximum conversion and assuming minimum conversion.

20.   Disclose the number of shares and percentage of Resolute that will be owned by the Sellers, the Sponsor, and the public HACI stockholders after the combination.

   Conditions to Completion of the Acquisition, page 14

21.   Revise to identify which conditions are waivable.

22.   Prior to considering a request for accelerated effectiveness, you will need to file as exhibits (1) an opinion regarding the material income tax consequences of the

business combination to security holders and (2) the legal opinions to which you refer in the last two bullet points. With regard to the tax opinion, we note the statement at page 19 and elsewhere that holders of HACI common stock will recognize no gain or loss on the exchange. We may have comments upon our review of these documents.

23. You list as a condition that Seller have an "average fixed price on its crude oil swaps in year 2010 on 3,650 barrels of crude oil per day of at least $67.00 per barrel." But at page 44, you disclose that its average hedge price on that volume is $57.83 for 2010. Disclose whether anything has transpired since the August 6 date you filed the registration statement to change the accuracy of the page 44 disclosure.

24. If the $57.83 average hedge price remains accurate, tell us why you have been using sales materials, including those that appear with your Form 8-K dated August 19, that list 66% of 2010 hedged at $69.19 per barrel. Explain on what basis you "assume[d] Resolute unwinds a legacy hedge prior to closing." Clarify to us whether your multiple references to the "attractive valuation" based on 2010 EBITDA use the $69.19 figure. Also explain to us how the "Expanding Margins" caption is accurate given the sharp drop-off from 1Q2008 to 1Q2009. Tell us where the valuation and ownership assumptions that appear in the footnotes to the sales materials appear in the Form S-4.

25. Where you discuss the board's reasons for the merger, clarify whether insofar as the hedging condition had not been met as of the time the opinion was rendered, the HACI board considered and was concerned by the fairness advisor's statement (see page E-3) that it assumed for purposes of its opinion that the transaction will be consummated "without material waiver or modification." Disclose whether this condition was discussed with the advisor and whether there was any consideration to referencing it explicitly to make clear that its waiver would or would not be considered a "material waiver or modification" for the purpose of the opinion.

Actions That May Be Taken, page 17

26. With regard to these purchases and for any material change in approach or actions taken to increase the likelihood of approval, disclose clearly that such actions were not discussed or contemplated in the final prospectus from the initial public offering.

Tax Considerations, page 19

27. Revise the disclosure here and elsewhere to make clear that you are summarizing the opinion of the entity rendering it, naming the entity and eliminating the "anticipates" and "assuming" language.

The Stockholder Adjournment Proposal, page 20

28.   In your detailed timeline that you provide to the staff, explain how much time would
be available for the purpose of adjourning to a later date. Provide revised disclosure,
as appropriate.

Vote of the Initial Stockholders, page 22

29.   Explain further how the agreement to vote all shares in favor of the charter
amendment was made "in connection with the IPO" agreements. Also state when
these agreements were entered into and when the charter amendment was voted upon
by those identified.

Risk Factors, page 32

30.   Revise to eliminate text that mitigates the risk you present, such as the favorable
changes you reference in the first paragraph on page 35, reduced risk at page 41, and
the due diligence investigation cited at page 49. Also update the disclosure under "If
third parties bring claims" at page 49 to discuss whether the entities with which you
have done business waived any rights to the trust account funds.

HACI may waive one or more of the conditions, page 53

31.   At an appropriate place in the document, disclose for each listed condition whether
the board considers its waiver to be "sufficiently material to warrant resolicitation."
If there is no condition which rises to the level of resolicitation if waived, revise to
make this clear.

The Charter Amendment Proposal, page 74

32. Indicate the effective date of the Charter amendment if approved.

In this regard, provide us with a reasoned analysis as to how this proposal is
consistent with Article X of your Charter. We note the prohibition against a business
combination with an entity engaged as its principal business in the energy industry is
contained in Article II of your charter, which was filed as Exhibit 3.1 to your
amended Form S-1. Section 9.5 of the charter filed as Exhibit 3.1 memorializes the
limited existence of the corporation. But Article X of your charter, which you
apparently do not propose to amend, expressly provides that "no amendment to any of
Article II, this *Article X or Section 9.5* may become effective prior to the
consummation of a Business Combination." See Exhibit 3.1 (emphasis in original).
We may have further comment upon consideration of your response.

33.   Obtain and file as an exhibit to the Form S-4 an opinion of counsel regarding the legal effect and timing of the proposed charter amendment. Summarize the opinion in necessary detail, including any conclusions regarding the source of HACI's authority to propose and implement amendments to Article II and Section 9.5 in light of the plain language of Article X, as well as the effective time of such amendments. We may have additional comments.

34.   If there is a risk that courts might not uphold the business combination because of the original charter provisions or otherwise, add appropriate risk factor disclosure and provide necessary detail elsewhere in your document. It should be clear to those voting on the various proposals what impact such a court decision could have on the legal status of the combination and the potential value of their securities.

        Background of the Acquisition, page 76

35.   Where possible, please list the events summarized in this section in chronological order. Describe how the structure and consideration to be paid in the transaction was determined, and explain any changes that occurred as a result of negotiations.

36.   Expand the description of each event to include information relevant to the decisions described or actions taken. For example:

        ▪ expand your discussion regarding Mr. Hersh approaching Mr. Hicks on June 22, 2009 to explain the decision on that same date to engage Citi Global Markets, Inc. as financial advisor "in connection with the contemplated transaction".

        ▪ summarize the content and conclusions of the discussions held at the June 29, July 2, and July 7 meetings; and,

        ▪ provide a brief description of the questions and issues raised during meetings or discussions with any financial advisors, such as during the July 30, 2009 meetings.

37.   We note your disclosure on page 78 that HACI engaged Citi Global Markets, Inc. as a financial advisor. Please provide additional disclosure regarding the nature of the services provided by Citi Global Markets, Inc. in connection with the proposed acquisition.

HACI's Board of Director's Reasons for the Approval of the Acquisition, page 80

38.   To the extent referred to in the proxy statement/prospectus, describe in necessary detail every report, opinion or appraisal materially related to the transaction, written or oral, that the companies or their boards provided to or received from Citi Global Markets, Inc., KPMG, or any other third party. Please provide us with copies of these materials, including, for example, any written materials furnished in connection with an oral presentation. Among other items, the materials could include analyses, talking papers, drafts, summaries or outlines. This would also include preliminary and final reports. Refer to Item 4(b) of Form S-4. We may have further comments after we review these materials.

39.   Identify all material analyses cited in the third paragraph, and clarify which financial advisors are referenced as being relied upon for this purpose. Similarly, expand the discussion at page 83 if necessary to identify all material "potentially negative" factors the HACI board considered.

Opinion of Stephens Inc. to HACI Board of Directors and HACI, page 86

40.   We note your disclosure that Stephens Inc. was retained to render an opinion in connection with the proposed acquisition. Please provide us with a copy of the engagement letter.

41.   Please furnish a summary as required by Item 4(b) of Form S-4 that includes the following information:

- the method used by HACI to select Stephens Inc.;

- any material relationship that existed during the last two years or is contemplated, and any compensation received or to be received as a result of any such relationship between Stephens Inc. and HACI, including any affiliates of each;

- whether HACI or Resolute determined the Acquisition Consideration or whether Stephens Inc. recommended the Acquisition Consideration;

- any instructions received by Stephens Inc. from HACI; and

- any limitation imposed by HACI on the scope of Stephens Inc.'s review.

42.   Eliminate any suggestion that the reader must refer to the full text of the opinion for a discussion of the assumptions, matters considered, and limits, instead discussing these items in necessary detail.

43.   In your summary discussion of the fairness opinion, please provide quantitative disclosure of the fee paid or to be paid to Stephens Inc. in connection with rendering its fairness opinion, specifying any amount that is contingent upon the consummation of the transaction. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

44.   You disclose on page 87 that Stephens Inc. reviewed internal financial statements and other financial and operating data (including financial projections) concerning Resolute prepared by its management. You also disclose that financial forecasts were provided to Stephens Inc. by HACI and Resolute. Please provide us with any analyses, reports, presentations or other similar materials, including financial forecasts and projections and board books, provided to or prepared by Stephens Inc. in connection with rendering its fairness opinion. We may have further comments after we review these materials.

45.   Summarize in the Form S-4 the material projections exchanged among and relied upon by the parties, including the underlying assumptions.

   Comparable Transactions, page 90

46.   For this analysis, disclose whether any transactions that met the criteria used by Stephens Inc. to select the comparable transactions were excluded from the analysis and the reasons for doing so.

   Discounted Cash Flow Analysis, page 91

47.   Provide a detailed discussion of each analysis, making clear whether the proposed transaction falls within the range(s) obtained. Explain further your suggestion in the second paragraph under "Discounted Cash Flow Analysis," that the low end exceeded the cited ranges, providing quantification.

48.   Revise to clarify the statement in the penultimate paragraph that the opinion "does not address the fairness" to the holders of any class of securities of HACI, given the opinion in the paragraph that follows.

Stephens Opinion, Exhibit E

49.   The opinion should not suggest that it may not be disclosed to anyone other than your
        advisors "without our written permission." The opinion should be free from doubt or
        ambiguity with regard to the ability of security holders to rely thereon.

Unaudited Pro Forma Financial Information, page 107

50.   We note that your adjustment reflected in Note C assumes an effective tax rate that
        you anticipate incurring. It is unclear if the percentage used reflects the statutory
        rates in effect during the periods for which pro forma condensed income statement
        are presented. Please refer to Instruction 7 of Rule 11-02(b) of Regulation S-X and
        modify your presentation accordingly or otherwise clarify that the rate used is the
        statutory rate.

Management's Discussion and Analysis of Financial Condition and Results of Operations
of Resolute

Three Months Ended March 31, 2009, Compared to the Three Months Ended March 31,
2008, page 151

51.   We note your disclosure that states, "…a decline in the price of Wyoming gas such
        that the carrying value of the properties was lower than the book value of the
        properties" resulted in an impairment charge being recognized. Please clarify your
        disclosure to indicate if true, that the fair value was lower than the book value.
        Otherwise please explain this disclosure.

Financial Statements

Resolute Natural Resources Company, LLC

Note 1 – Description of Business and Summary of Significant Accounting Policies

Oil and Gas Properties, page F-9

52.   We note your accounting policy disclosure that states you capitalize the costs of
        improved recovery systems and that improved recovery systems include costs related
        to injected CO_2 and other related costs. We note elsewhere in your document that
        your Greater Aneth field has been undergoing various levels of CO_2 injection since
        1985. Please tell us and expand your disclosure to describe how you account for
        secondary and tertiary recovery activities including the costs of injected materials and
        related costs, during each stage of a project's lifecycle. Specifically address the
        significant factors considered in determining when a project advances from one stage

to the next (i.e. exploration, development, production stage) and explain how your accounting for costs incurred changes as projects advance.

53.   Expand your disclosure to describe how you account for other operational costs such as electricity consumed in the injection process.

54.   We note elsewhere in your document that in certain cases you re-inject CO2 after it has been separated from produced hydrocarbons. Please tell us and disclose how you account for the costs of separating and re-injecting this CO2.

Hicks Acquisition Company I, Inc.

55.   Explain to us how you considered providing footnote disclosure regarding the potential rescission rights discussed on page 7 of the S-4.

Engineering Comments

Summary Historical and Unaudited Pro Forma Financial Information of Resolute and the Company, page 25

Summary Historical Operating and Reserve Data, page 28

56.   Please amend your presentation of "average realized prices" here, on pages 142, 151 and 180 to disclose your historical oil and gas prices before and after the effects of your hedging arrangements.

Estimated net proved reserves, page 29

57.   Please expand your presentation of proved reserves here and on page 168 to include the degree of depletion for these properties, i.e. the cumulative production divided by the sum of proved reserves and cumulative production.

Risk Factors, page 32

Resolute's planned operations, as well as replacement of its production and reserves, will require additional capital that may not be available, especially if current market conditions persist, page 33

58.   We note your statement, "For example, Resolute expects to spend an additional $227.8 million of capital expenditures over the next 20 years (including CO_2 purchases) to implement and complete its proved developed non-producing and proved undeveloped CO_2 flood projects." With a view toward possible disclosure, tell us the constraints specific to your circumstances that prevent your completion of these CO_2 projects within five years of booking the associated reserves.

The Acquisition, page 76

Favorable Factors, page 81

59.   Instruction 5 to Item 102 of Regulation S-K generally prohibits disclosure of
       unproved reserve volumes in documents filed with the Commission. Please delete
       you reference to "a very large resource base with estimated original oil-in-place of 1.5
       billion barrels" and balance your statement of 28.5% recovery efficiency with the fact
       that a significant portion of these hydrocarbons are not recoverable with current
       technology.

The Acquisition, page 76

Resolute Metrics, page 90

60.   The Values for Proved Reserves and SEC PV-10 do not appear to correspond to
       disclosed figures elsewhere in your document. Please clarify the effective date of and
       prices use in the estimation of these figures.

Resolute's Business, page 167

Aneth Unit, page172

61.   We note your discussion of the improved performance of the Aneth and McElmo
       Creek Units. Please furnish to us graphical and tabular presentations/comparisons of
       unit performance and CO_2 injection for these units.

Acreage, page 181

62.   Please expand your acreage disclosure to present material lease expirations in each of
       the next three years.

63.   Please amend your document to disclose your drilling activity for the each of the last
       three years as described by section 6 of SEC Industry Guide 2.

Supplemental Oil and Gas Information (unaudited), page F-31

Oil and Gas Reserve Quantities, page F-31

64.   Paragraph 11 of FAS 69 requires the explanation of "significant changes" to your
       disclosed proved reserves. Please amend your document to explain the circumstances
       that led to the additions of proved reserves in 2006 due to improved recovery and the

negative revisions in 2007 and 2008. Address the revisions due to performance separately from those due to price reductions.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves:, page F-33

65.   Line item (g) of paragraph 33 of FAS 69 requires the disclosure of "previously estimated development costs incurred during the period". Your disclosure, "Development costs incurred during the year" does not seem to fulfill this requirement. Please amend your document to comply with FAS 69.

Closing Comments

         As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Joseph B. Armes
Resolute Energy Corporation
August 24, 2009
Page 14

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        You may contact Kevin Stertzel at (202) 551-3723 or Brad Skinner, Senior
Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments
on the financial statements and related matters. You may contact Ronald Winfrey,
Petroleum Engineer at (202) 551-3704 if you have questions regarding the engineering
comments.   Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence,
Timothy S. Levenberg, Special Counsel at (202) 551-3707 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director

cc: Via Facsimile
        Ronald R. Levine, II
        (303) 892-7400